SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 22, 2005 filed by the Company with the Comisión Nacional de Valores.

By letter dated December 22, 2005, the Company reported that has entered into with “RAGHSA SOCIEDAD ANÓNIMA”, (“RAGHSA”) a Preliminary Purchase Agreement with delivery of possession of the real property owned by it located at Presidente Figueroa Alcorta Avenue No. 3513/15/25/33/35 and Jerónimo Salguero Street No. 3112/16/18/22, City of Buenos Aires, with a surface area of one thousand nine hundred and forty-one meters with eighty-seven square decimeters. Cadastre registration: District 18, Section 21, Block 115A, Plot 1-e. Plot 1-e results from the amalgamation of the plots designated in their chain of title as plots 1-c, 1-d y 2-c.

The sale was agreed upon at the total final price of SEVEN MILLION SEVEN UNDRED THOUSAND U.S. DOLLARS (US$ 7,700,000), payable as follows:

(i) the amount of one million nine hundred and twenty-five thousand U.S. Dollars (US$1,925,000) upon execution of the Preliminary Purchase Agreement;

(ii) the amount of one million nine hundred and twenty-five thousand U.S. Dollars on March thirtieth (30), 2006, upon execution of the deed of conveyance of title;

(iii) the price balance, i.e., the amount of three million eight hundred and fifty thousand U.S. Dollars (US$ 3,850,000) in two equal, annual, consecutive installments of one million nine hundred twenty-five thousand U.S. Dollars (US$ 1,925,000) each, the first of them maturing on the date which is 365 days after the execution of the deed of conveyance of title and the following one on the date which is 365 days after the date of maturity of the first installment.

In addition, it has been agreed that the installments that are payable after the date of the public deed shall accrue interest on outstanding balances at a rate of 7.50% per annum, payable together with the principal installments. RAGHSA shall be entitled to prepay the principal balance and therefore current interest, in amounts of not less than 50% of the principal amount of each of the installments detailed above.

Moreover, concurrently with the execution of the deed of conveyance of title to the property mentioned above, and as security for the payment of the price balance, plus interest and legal accessories, “RAGHSA” shall set up in favor of the Company a first ranking mortgage over functional units No. 221, 222, 223 and 224, located as per the plans, on floors No. 18, 19, 20 and 21 intended for offices, and 127, 128, 133, 134, 135, 136, 137, 138, 139, 140, 141, 142, 143, 144, 145, 146, 147, 148, 149 and 150, located in the second underground level, intended for parking spaces, solely owned by it, which form part of the building owned by it and erected on a tract of land located in this City, facing San Martin Street Nos. 338, 340, 344, 350, 360, and Florida Street Nos. 343, 347, with entrance on San Martín No. 344 Street, City of Buenos Aires.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: December 26, 2005